Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) BY YAHOO FINANCE, DATED JULY 6, 2021.

Adam Shapiro (AS): It’s one thing to say pass the Grey Poupon. It’s another thing to say it when you can afford to ask that question in a place like Aspen or Saint Kits. Let’s bring into the stream right now Brent Handler. He is the CEO of Inspirato, which is a luxury travel company about to go public. And what you’ve actually done is, you’ve taken luxury travel to a whole new level because you have memberships that cost – correct me if I’m wrong – $25,000 a year so that your clients – and there are quite a few of them – get the finest of the finest by booking via your site. Is that correct?

Brent Handler (BH): Um, close, yes. Let me just kind of back up and talk Inspirato is a luxury subscription travel company. We have two subscriptions, one is called Club. It’s $600 a month, so $7,200 a year, and you pay for travel as you consume it. So if you wanted to go to Aspen as you just mentioned and it was $1,000 a night, you would pay $1,000 a night. We also have another subscription. We also have another subscription called Pass. Pass is $2,500 a month, but there’s no nightly rates, taxes or fees. You choose from over 150,000 trips, and the day that you check out of a trip, you can book your next trip. So it’s kind of like Rent the Runway if you’re familiar with that model, or the original Netflix model where DVD’s would get shipped to your house. The day you would ship back your DVD, you would get a new one. So in your example, if you wanted to go to Aspen in August, three weeks from now, or a month from now, you would book that trip the day you checked out. You could book your next trip and maybe you wanted to go to Tuscany, Italy. When you check out from that, maybe you wanted to go to New York, etc.

Seena Smith (SS): Brent, what has demand been like as we see this bounce back in travel I guess? Have you seen a huge surge on your platform?

BH: We have. Our demand prior to COVID for Pass, which was launched in the summer of 2019 – that product grew to over $75 million of subscription revenue in about 7 1/2 months. So we knew that that product was going to do really well. Then we went through the pandemic and we were quite resilient because we had, you know, subscribers who were still paying just like most people would still pay for their Country Club membership. We also got a lot of relief on things like force majeure with rent. But then once people started traveling again, let’s call it last summer, we did start to see a tremendous boom. We have a lot of tailwind. Part of that is coming with the work from home craze. We have a lot of houses. People were preferring houses more than hotels and people are really intrigued by this idea of subscription travel where you don’t have to pay any nightly rates, taxes or fees. You get great value and you’re able to experience different places around the world. So since travel has really started to bloom, we’ve now just seen unprecedented demand.

AS: Um, again, correct me if I get it wrong. I’m all about being corrected, but did you have, was it, $1.2 billion in revenue in the first quarter of this year. Is that accurate?

BH: Um, no, I wish that was accurate. We don’t give out, we don’t give – uh, that would be, that would be quite something. We don’t give out…

AS: I was doing research and reading articles about you and I was trying to figure out where they were getting these numbers. That’s why I’m quoting these at you.

BH: Yeah, or I can, I can give you our projected revenue for this year, 2021, is $222 million and our projections for 2022 are just over $365 million.

SS: So Brent, you’re going public now. You’re doing this via a SPAC. I guess, why was this the right move for your company because we’ve seen at least the underperformance of many of the SPACs over the last several months?

BH: Right, it’s a great question. Um, you know, we found a great SPAC partner. We don’t have a financial partner. Thayer Ventures has deep domain expertise in travel. Their investors consist of a lot of the largest hotels and travel and transportation companies in the world. We really felt like they could help us. We like them. We want them to be part of our story and really a SPAC was sort of the fastest way for us to be able to get to the public markets and put a lot of cash on our balance sheet and allow us to play offense in a really fast growing and exciting opportunity, which is subscription travel. The one thing I haven’t mentioned yet about subscription travel is it works for consumers because they get great value and flexibility, but also our suppliers. Pass has over 150,000 trips, many of them hotels and hotels love us because they can distribute their inventory to us in a completely opaque channel. Typically with luxury travel, if it was going to be offered at a discount, you’d have to actually discount the price. Since the subscription doesn’t have any price, we’re able to get great value from our hotel partners and they’re able to increase their profitability by distributing inventory that otherwise would potentially sit vacant.

AS: Do you have any concern – because what you’re doing is clearly working and it is a huge market – that those who are already established and are luxury travel would create an element to their platforms that would compete with you? I’m talking about maybe an Expedia trying to muscle in on what you’re doing.

BH: Um, well, I think you’re, you’re right. Thank you. We do operate in a massive TAM. Today, we’re focused on the luxury segment of that TAM, but the technology that we’ve built and the patents that we hold really do offer subscription, travel and entertainment and make that available to a much larger audience. As you mentioned it, it’s one of the largest TAMs in the world is travel and transportation, so we think that potentially there will be competition, but we’re confident that our business model and our structure and the way that we have built our platform, we can build a really big important business and change the landscape of travel.

AS: We appreciate your being here and thank you for setting me straight although I do wish you $1.2 billion in revenue at a quarter.

BH: I do too. I do too. How do we make that happen together? Thank you.

AS: I’m going to pull the link where I got that and I’m going to mail it to you so that you can correct them and then you can dance on their heads when you do prove them correct. All the best to you. Brent Handler, the CEO from Inspirato,

BH: I’ll put it in my office and I’ll use it as motivation. Thank you

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the and the proposed business combination contemplated thereby; (b) the inability to complete the Business Combination Agreement proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.